082-35116

[redacted]

08005672

MAYER • BROWN

Mayer Brown LLP
1909 K Street, N.W.
Washington, D.C. 20006-1101

Main Tel (202) 263-3000
Main Fax (202) 263-3300
www.mayerbrown.com

Elizabeth A. Hennigan
Direct Tel (202) 263-3467
ehennigan@mayerbrown.com

October 29, 2008

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

SEC Mail
Mail Processing
Section
OCT 29 2008
Washington, DC
109

Re: Ongoing Compliance with Rule 12g3-2(b) Exemption for Bank Leumi

SUPPL

Dear Sir or Madam:

Bank Leumi le-Israel B.M. ("Bank Leumi") filed an application with the U.S. Securities and Exchange Commission regarding an exemption from the ongoing reporting requirements of the U.S. Securities Act of 1934, as amended pursuant to Rule 12g3-2(b) thereunder. Pursuant to this exemption, enclosed please find the translation of an Immediate Report regarding an event or matter falling outside the ordinary course of business of the Corporation (global financial crisis and its adverse effects on business results for the third quarter), dated October 29, 2008.

Sincerely,

Elizabeth A. Hennigan
Practice Group Assistant

PROCESSED
NOV 06 2008
THOMSON REUTERS

Enclosure

11/3

Translation of Immediate Report

Bank Leumi le-Israel B.M.
Registration No. 520018078
Securities of the Corporation are listed on The Tel Aviv Stock Exchange
Abbreviated Name: Leumi
Leumi House, 34 Yehuda Halevi Street, Tel Aviv 65546
Phone: + 972 3 5148111, + 972 3 5149419; Facsimile: + 972 3 5149732
Electronic Mail: jennifer@bll.co.il

Furnished pursuant to Rule 12g3-2(b)
Bank Leumi le-Israel B.M.
File No. 02-35116

29 October 2008

Supplementary Report to the Report filed on 29 October 2008

The supplementary information:

Pursuant to the request of the Israel Securities Authority, and further to the Immediate Report filed by the Bank this morning, the Bank clarifies that in light of the circumstances detailed in the said Report, there is a reasonable possibility that the adverse effect on the business results of the Bank for the third quarter of 2008 may be such that the results in the profit and loss account for such quarter will be approximately nil.

Immediate Report regarding an Event or Matter falling outside the Ordinary Course of Business of the Corporation

Pursuant to Regulation 36(a) of the Securities (Periodic and Immediate Reports) Regulations, 1970
Nature of the Event: Immediate Report

Bank Leumi le-Israel B.M. (the "Bank") announces as follows:

1. In the wake of the deepening of the global financial crisis, continuing declines on stock exchanges worldwide and in Israel, the collapse of the Lehman Brothers investment house (see the Bank's Immediate Reports of 16 September and 18 September 2008) and the US bank Washington Mutual (see the Bank's Immediate Report of 28 September 2008) and the deterioration in the state of the Israeli economy, and the effect of all the above on the business of the Bank, the Bank estimates that there will be a significant adverse effect on its business results for the third quarter of 2008, as compared with the first half of 2008.

2. The Bank's estimation with regard to the adverse effect on the business results for the third quarter of 2008 constitutes forward-looking information. The above report is based on estimations and on data presently available to the Bank, but which is not final and has not yet been fully processed, and therefore this data is likely to change. In addition, the business results may vary from those forecasted

as of the date of this report, *inter alia*, due to developments in the financial markets, as they materialize.

Date and time at which the corporation first became aware of the event or matter: 28 October 2008 at 18:25.

Name of Electronic Reporter: Jennifer Janes, Position: Executive Vice President, Group Secretary
POB 2 Tel Aviv 61000, Phone: + 972 3 5149419, Facsimile: + 972 3 5149732,
Electronic Mail: jennifer@bll.co.il